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                                                                 Exhibit (a)(10)

                           [LETTERHEAD OF EG&G, INC.]

                       LITIGATION COMMENCED AGAINST LUMEN
                IN CONNECTION WITH PROPOSED ACQUISITION BY EG&G

Wellesley, Mass . . . EG&G, Inc. (NYSE: EGG) today announced that on October 27, 1998, Rachel Samet filed suit in the Court of Chancery of the State of Delaware (C.A. No. 16744NC) against Lumen Technologies, Inc., its directors and executive officers alleging breach of certain fiduciary and other common law duties owed by them to the plaintiff and other holders of Lumen Common Stock in connection with the proposed acquisition of Lumen by EG&G. The suit seeks, among other things, a declaration that the action is properly maintainable as a class action, certification of the plaintiff as the representative of the class and a preliminary and permanent injunction against the defendants proceeding with the proposed transaction. In addition, in the event that the proposed acquisition is consummated, the suit seeks rescission or an award of rescissory damages to the class. Lumen has advised EG&G that Lumen intends to vigorously defend against the plaintiff's claims.

EG&G, Inc. is a global technology company that provides complete systems, as well as products to medical, aerospace, semiconductor, photographic and other industries. It delivers skilled support services to government and industrial customers. Based in Wellesley, Massachusetts, EG&G has annual sales of $1.4 billion and about 12,000 employees worldwide.